Exhibit 2.01

Resource Extraction Payment Report

Resource Extraction Issuer: National Fuel Gas Company

Reporting Year: Fiscal Year ended September 30, 2023

Date submitted: June 25, 2024

Currency of this report: USD

Government level disclosure

USD, Figures in thousands
Country	Payee	Department, Agency, etc. within Payee that received payments	Taxes		Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that are required by law or contract	Totals
United States	US Federal Government	US Treasury	26,500	(1)	—	—	—	—	—	—	—	26,500

Total			26,500		—	—	—	—	—	—	—	26,500

Footnote:

1.

National Fuel Gas Company (the “Company”) files a consolidated income tax return and is the entity that made the payments. The US Federal Government levies corporate income taxes at the entity level rather than on a per-project basis. Accordingly, the Company has disclosed payments of taxes at the entity level. The payments relate not to particular projects but to the consolidated income of the Company. The Company’s wholly owned subsidiary, Seneca Resources Company, LLC (“Seneca”), is engaged in the commercial development of natural gas and oil principally in Pennsylvania, and in New York. Seneca’s method of extraction is “well.” Seneca also has small working interests as a non-operator in certain oil and natural gas wells located in Texas.